Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 29, 2021

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Nuance Concentrated Value Long-Short Fund (S000052217)

Dear Ms. Hunter-Ceci,

The purpose of this letter is to respond to the comments you provided regarding the Trust’s preliminary proxy statement (Accession No. 0000894189-21-008936), filed for the purpose of asking shareholders of the Nuance Concentrated Value Long-Short Fund (the “Fund”) to approve of the continuation of the Fund’s status as a non-diversified fund. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.The Staff notes that this is the second time that shareholders have been solicited to approve the Fund’s status as a non-diversified company, notwithstanding the Fund’s operation as a diversified company. Please supplementally discuss the Fund’s diversification status since January 2016 and why it is appropriate for the Fund to retain its fundamental policy to be non-diversified given its historical and planned investment strategy and allocations. We also note that the Fund’s Prospectus currently describes the Fund as non-diversified. In an appropriate location in the proxy statement, please disclose how the Adviser plans to manage the Fund over the next year, assuming the proposal is and is not approved. To the extent approval will result in significant changes to the Fund’s strategy and risks, please disclose so that investors can make an informed investment decision. Lastly, please respond supplementally regarding any plans for revising prospectus disclosure to ensure it is accurate and complete and fully reflects the Adviser’s current intentions with respect to the strategy and related risks.
The Trust responds supplementally that Nuance believes it is in the best interest of shareholders to have the Long-Short Fund continue to be classified as a non-diversified fund after January 31, 2022. However, Nuance’s market outlook is such that it does not anticipate the Long-Short Fund holding a non-diversified portfolio prior to January 31, 2022, the date on which the Long-Short Fund’s classification would change from non-diversified to diversified. The Long-Short Fund’s principal investment strategies provide that the Fund will take long positions in securities that are priced below, and short positions in securities priced above their estimated intrinsic value as determined by Nuance. The Fund will take long positions in 15-35 companies and will take short positions in up to 50 companies. The Fund’s short positions may range from 0% to 100% of the Fund’s assets under normal market conditions. The Long-Short Fund has held a significant number of short positions since January 2016, as the Nuance Investment Team continues to believe the investment opportunity set is more attractive on the short side of the Fund’s investment portfolio. At times when the Long-Short Fund holds significant short positions, it is less likely to hold a non-diversified portfolio. The total asset percentage of the short book continues to be within its stated prospectus range but skewed towards the short side due to the Investment Team’s views of market valuations. The Fund holds 47 short positions (94.7% in total assets in short positions) as of the proxy vote Record Date.
Nuance believes that its long investment universe is overvalued and therefore anticipates that the Long-Short Fund will continue to hold significant short positions through January 31, 2022. However, Nuance believes it would be advantageous to shareholders for the Fund to retain the flexibility to maintain a non-diversified portfolio of long positions at times when Nuance does not believe market conditions favor holding significant short positions in the Long-Short Fund. Nuance intends to continue managing the Fund in accordance with its principal investment strategy. The approval will not result in significant changes to the Fund’s strategy and risks, but it will allow the Fund to retain its ability to make concentrated investments in attractive risk rewards on the long side while maintaining full flexibility on the short side.
The Trust additionally updates the following disclosure by adding the following question and answer on page (i):

“Q.    How will shareholder approval or disapproval affect how the Adviser plans to manage the Fund?

A.Nuance believes that its long investment universe is overvalued and therefore anticipates that the Long-Short Fund will continue to hold significant short positions through January 31, 2022. However, Nuance believes it would be advantageous to shareholders for the Fund to retain the flexibility to maintain a non-diversified portfolio of long positions at times when Nuance does not believe market conditions favor holding significant short positions in the Long-Short Fund. Nuance intends to continue managing the Fund in accordance with its principal investment strategy. The approval will not result in significant changes to the Fund’s strategy and risks, but it will allow the Fund to retain its ability to make concentrated investments in attractive risk rewards on the long side while maintaining full flexibility on the short side.”

2.Please note in the shareholder letter and on the first page of the proxy statement when the approximate date on which the proxy statement and form of proxy will be sent to shareholders. See Rule 14(a)-6(d) under the Exchange Act and Schedule 14A Item 1(b), respectively.

The Trust responds by updating the relevant information as follows:

“Shareholders of record of the Funds at the close of business on the record date, December 20, 2021, are entitled to notice of and to vote at the meeting and any adjournment(s) or postponements thereof. The Notice of Special Meeting of Shareholders, proxy statement and proxy card are being mailed on or about January 3, 2022, to such shareholders of record.”

3.Please make “proposals” singular throughout. Please additionally update any use of the term “Funds” to “Fund” throughout for consistency.
The Trust responds by making the suggested revisions.
4.If the meeting will be held virtually, please so disclose, including clear directions as to the logistical details of the virtual or hybrid meeting including how shareholders can remotely access, participate in, and vote at such meeting, and please confirm supplementally that a virtual meeting is permitted under the Trust governing documents and applicable state law. In your response, please cite to the specific governing documents and state law. In addition, if there are any changes to the meeting format that might negatively impact a shareholder’s ability to participate fully, please disclose the changes and the reasons for them.
The Trust responds supplementally by noting that the meeting will be in-person, and updating the relevant disclosure throughout to reflect that.
5.Please revise the phrase “vote on one or more” for consistency with the single proposal.
The Trust responds by making the suggested revision.
6.Please revert the paragraph in the second Q&A to the disclosure in the 2018 proxy statement that simplifies the explanation of the 1940 Act requirements and explain the impact of non-diversification.
The Trust responds by updating the relevant disclosure as follows:
“Q.     Why are shareholders of the Nuance Concentrated Value Long-Short Fund (the
“Long-Short Fund”) being asked to approve the continuation of the Long-Short Fund’s classification as a non-diversified fund?

A.Under the 1940 Act, a fund must be classified as either “diversified” or “non-diversified.”  A non-diversified fund may invest in greater proportions in the securities of fewer issuers than a diversified fund.  Because a “non-diversified” fund may invest a greater percentage of its assets in the securities of a single issuer, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio. The Long-Short Fund is a non-diversified fund but has been continuously operating as a diversified fund since January 31, 2016. Rule 13a-1 under the 1940 Act provides that a non-diversified fund which operates as a diversified fund for three consecutive years shall automatically become a diversified fund. Section 13(a)(1) of the 1940 Act provides that a fund may not change its classification from diversified to non-diversified unless authorized by a vote of a majority of the outstanding voting securities of the fund.
Nuance would like to have the Long-Short Fund continue to be classified as a non-diversified fund; however, Nuance anticipates that the Fund will continue to hold a diversified portfolio through January 31, 202022, the date on which the Long-Short Fund’s classification would change to diversified. Accordingly, shareholders are being asked to approve the continued classification of the Long-Short Fund as a non-diversified fund, effective as of January 31, 2022, the date on which the Fund would become classified as a diversified fund.”

7.Please consider removing the “Funds” column as it is just for one fund.
The Trust responds by making the suggested revision.
8.On page A-2, please rephrase the heading to note that the approval is with respect to the Fund’s diversification classification.
The Trust responds by making the relevant revision to the section’s heading:
“DESCRIPTION OF THE PROPOSAL
APPROVAL OF LONG-SHORT FUND DIVERSIFICATION CLASSIFICATION”
9.Please update the following paragraph on page A-2 to change references from section 5(b) to section 5(b)(1) for clarity.
The Trust responds by making the following revisions:
“Section 5(b)(1) of the 1940 Act provides that funds shall be classified as either “diversified” or “non-diversified.” Section 5(b)(1) provides that diversified funds are those that, with respect to 75% of their total assets, may not (i) purchase securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or (ii) acquire more than 10% of the outstanding voting securities of any one issuer. Non-diversified funds are any funds other than diversified funds.”
10.In the second paragraph of that section, the disclosure states that the Long-Short Fund has been continuously operating as a diversified fund since January 31, 2019. Please confirm this date given the 2019 proxy statement which stated that the fund had been operated as a diversified fund for 3 years.
The Trust responds by making the relevant revisions:
The Long-Short Fund is classified as a non-diversified fund but has been continuously operating as a diversified fund since January 31, ~~2019~~ 2016. Rule 13a-1 under the 1940 Act provides that a non-diversified fund which operates continuously as a diversified fund for three consecutive years shall automatically become a diversified fund. Section 13(a)(1) of the 1940 Act provides that a fund may not change its classification from diversified to non-diversified unless authorized by the vote of a majority of the outstanding voting securities of the fund.
11.We note that the Prospectus discloses that under normal market conditions, the Fund will take short positions in up to 50 companies. Please supplementally discuss whether the number of the Fund’s short positions are consistent with the Prospectus disclosure and, if not, why not. Please also disclose in the proxy statement the approximate number of short positions and the percentage of assets represented by the short positions.
The Trust responds supplementally that the number of short positions is consistent with the Prospectus disclosure (47 as of Record Date). The Trust further responds by adding the following statement:
“The Fund holds 47 short positions (94.7% in total assets in short positions) as of the proxy vote Record Date.”
12.Please explain supplementally why broker non-votes may be counted as present for quorum purposes given the non-routine nature of the proposal.

The above referenced section has been replaced by the following:

“All proxies voted, including abstentions, will be counted toward establishing a quorum. Because the proposals are expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary). Because the proposal is non-discretionary, the Trust does not expect to receive broker non-votes. Abstentions will have the same effect as votes against the proposal.”

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache
Joseph M. Destache
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP